DYNAMIC APPLICATIONS CORP.
14 Menachem Begin Street
Ramat Gan, Israel 52700

June 19, 2014

United States Securities and Exchange Commission
Washington, DC 20549
Attn: Jay Mumford, Staff Attorney

    Re:    Dynamic Applications Corp.
        Amendment No. 5 to Registration Statement on Form 10
        Filed May 29, 2014
        File No. 000-54856

Ladies and Gentlemen:

    This letter is in response to the staff’s comment letter dated June 12, 2014, with respect to the above-referenced Form 10 filed by Dynamic Applications Corp. (the “Registrant”) on May 29, 2014.

    For the convenience of the staff, we have included each of the staff's comments numbered sequentially, followed by our response to each numbered comment.

    Comment 1.    Please disclose the information that you deleted from Items 1 and 7 regarding Asher Zwebner, with revisions as necessary to ensure the accuracy of your disclosure. See comments 3 and 17 in our letter to you dated December 17, 2012, comments 6 and 7 in our letter to you dated February 28, 2013, and comment 2 in our letter to you dated May 28, 2013.

    Response 1.    We have included the disclosure regarding Asher Zwebner that had been deleted.

    Item 4. Security Ownership of Certain Beneficial Owners and Management

    Comment 2.    Please tell us why you have not included Oofliam L.L.C. in this table given the securities it acquired in February 2014 according to your disclosure in Item 10. See Regulation S-K Item 403(a).

    Response 2.    The reason we have not included Oofliam LLC in the table was the fact that within 2-3 days following the issuance of the shares to Offliam LLC as reflected in Item 10, Oofliam LLC transferred all of its shares to unaffiliated third parties.

    Item 10. Recent Sales of Unregistered Securities

    Comment 3.    Please tell us where you have provided the disclosure required by Regulation S-K Item701(d) regarding the securities transactions mentioned in your response to prior comment 4. In this regard, please reconcile your disclosure in this Item with the information in Note 2 to your financial statements included in this filing for the period ended March 31, 2014. When you revise your disclosure in response to this comment, please include more specific information regarding the nature, amount and duration of "services" that you received as consideration for securities.

Response 3.    We have revised the disclosure in Item 10 in response to this comment. Specifically, we have expanded the disclosure with respect to the nature, amount and duration of the "services." We have also reconciled the disclosure in Item 10 the that contained in Note 2 and added disclosure under Note 7. Subsequent Events. We have also corrected certain amounts with respect to the Notes, valuation of services and other adjustments to the 2nd table under Item 10 and in the following paragraph and footnotes.

In addition, we want to bring to staff's attention the fact that L&L and Bransville returned the shares issued to them for services effective June 16, 2014. When the Registrant requested that all holders of convertible notes agree to convert their notes into shares, the Registrant was advised by both L&L and Bransville, controlled by a resident of Argentina and Gibraltar, respectively, that their notes had only recently been issued and, further, both stated they could be instrumental assisting the Registrant in raising additional capital and/or otherwise assist in the growth of the Registrant's business in their respective countries. After the issuance, the Registrant determined that their services were not required in either Argentina or Gibraltar and, as a result, the Registrant requested that these shares be returned.

With respect to the following persons/entities that were issued shares for services: (i) IMWT Holdings; (ii) KE Zurich Capital; (iii) Tzvika Borodski and (iv) Asaf Itschaik, we have included revised disclosure under Item 10 related to the nature, amount and duration of their respective services.

    In responding to the staff's comments, the Registrant acknowledges that:

- the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/: Eli Gonen
Eli Gonen, Chairman